


05035814

STATES
HANGE COMMISSION
, D.C. 20549

VF 2-28-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66241

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/04____ AND ENDING ____12/31/04____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sophia Capital Securities, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____82 Shore Drive____
(No. and Street)

____Larchmont, New York   10538____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____Patrick Beaudan____   ____(914) 239-3425____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____Raines and Fischer LLP____
(Name – if individual, state last, first, middle name)

PROCESSED
MAR 03 2005
THOMSON
FINANCIAL

____535 Fifth Avenue   25th Floor, New York, NY   10017____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
FEB 23 2005
WASH DC

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____ Patrick Beaudan _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Sophia Capital Securities, L.P. _____ , as of _____ December 31, _____ , 20 04 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

DONALD H. GOLDSMITH
Notary Public, State of New York
No. 01GO5021034
Qualified in Westchester County
Commission Expires December 6, 20

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOPHIA CAPITAL SECURITIES, L.P.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004
TOGETHER WITH AUDITOR'S REPORT
(With Supplementary Information)

Report Pursuant to Rule 17a-5(d)

RAINES AND FISCHER LLP   CERTIFIED PUBLIC ACCOUNTANTS

535 FIFTH AVENUE   TEL. 212 953 9200
25TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017



INDEPENDENT AUDITOR'S REPORT

To the Partners of
Sophia Capital Securities, L.P.

We have audited the accompanying statement of financial condition of Sophia Capital Securities, L.P. as of December 31, 2004, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sophia Capital Securities, L.P., as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital of Sophia Capital Securities, L.P. is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raines & Fischer LLP

New York, New York
February 2, 2005

SOPHIA CAPITAL SECURITIES, L.P.
Statement of Financial Condition
December 31, 2004

ASSETS

Cash	$28,418
Accounts receivable	9,300
TOTAL ASSETS	**$37,718**

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses	$ 1,350
Partners' capital	36,368
TOTAL LIABILITIES AND PARTNERS' CAPITAL	**$37,718**

The accompanying notes are an integral part of these financial statements.

SOPHIA CAPITAL SECURITIES, L.P.
Statement of Operations
For the Year Ended December 31, 2004

Revenues:

Commissions	$28,723
Interest income	117
	28,840

Expenses:

Professional fees	2,167
Regulatory fees and expenses	1,967
Other operating expenses	146
	4,280

Net income	$24,560

The accompanying notes are an integral part of these financial statements.

SOPHIA CAPITAL SECURITIES, L.P.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2004

Balance at December 31, 2003	$11,808
Net income	24,560
Balance at December 31, 2004	$36,368

The accompanying notes are an integral part of these financial statements.

Cash Flows from Operating Activities:

Net income	$ 24,560
Adjustments to reconcile net income with net cash provided by operating activities:	
Change in assets and liabilities:	
Increase in accounts receivable	(9,300)
Increase in accounts payable and accrued expenses	670
Net Cash Provided by Operating Activities	15,930

Cash Flows from Investing Activities:

Net Cash Provided by Investing Activities	-0-

Cash Flows from Financing Activities:

Net Cash Provided by Financing Activities	-0-
Net increase in cash	15,930
Cash – January 1, 2004	12,488
Cash – December 31, 2004	$ 28,418

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

(1)   Organization and Operation

Sophia Capital Securities, L.P. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Presently, the Company's only customer is in Bermuda.

(2)   Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

No provision has been made for federal and state income taxes since these taxes are the responsibility of the partners.

Allocation of Income and Losses

The net income of the Company for the year is allocated to the partners in accordance with their capital interest.

(3)   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $27,068 which was $22,068 in excess of its required net capital. Its net capital ratio was .05 to 1.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2004

SOPHIA CAPITAL SECURITIES, L.P.
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2004

Partners' capital per statement of financial condition	$36,368
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	36,368
Deductions and/or charges	
Non-allowable asset:	
Accounts receivable	9,300
Net capital before haircuts on securities positions	27,068
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	-0-
Net capital	$27,068
Aggregate indebtedness	$ 1,350
Percentage of aggregate indebtedness to net capital	5%
Minimum capital required	$ 5,000
Excess of net capital over minimum requirement	$22,068
Excess net capital at 1000%	$26,933

There is no material difference between the above calculation and the calculation included in the Company's unaudited FOCUS report as of December 31, 2004.

The preceding notes are an integral part of this supplemental information.

SOPHIA CAPITAL SECURITIES, L.P.

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL

REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2004

535 FIFTH AVENUE   TEL. 212 953 9200
25TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017



Independent Auditor's Report on
Internal Control Required by SEC Rule 17a-5

To the Partners of
Sophia Capital Securities, L.P.

In planning and performing our audit of the financial statements and supplemental information of Sophia Capital Securities, L.P. (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objective.

Our opinion recognizes that it is not practicable in a company the size of Sophia Capital Securities, L.P. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raines & Fischer LLP

New York, New York
February 2, 2005